INTERNATIONAL TOWER HILL MINES LTD.
(the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to section 11.3 of National Instrument 51-102)

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company held in Vancouver, British Columbia on September 19, 2012 (“Meeting”). Reference is made to the Management Information Circular of the Company dated August 16, 2012 (the “Circular”) for details on these matters. The report on the voting results is as follows:

1.	Fixing the Number of Directors

On a vote by show of hands, the number of directors was set at eight (8) persons by a resolution passed by a majority of shareholders present in person or represented by proxy at the Meeting.

2.	Election of Directors

On a vote by show of hands, the following individuals were elected as the directors of the Company to hold office until the next annual meeting of the shareholders of the Company or until their successors are elected or appointed by a resolution passed by a majority of shareholders present in person or represented by proxy at the Meeting:

JEFFREY A. PONTIUS
ANTON J. DRESCHER
TIMOTHY HADDON
DANIEL CARRIERE
DONALD EWIGLEBEN
ROGER TAPLIN
MARK HAMILTON
JONATHAN BERG

3.	Appointment and Compensation of Auditors

On a vote by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as the auditors of the Company to hold office until the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the board of directors of the Company by a resolution passed by a majority of shareholders present in person or represented by proxy at the Meeting.

4.	Re-Approval and Amendment of 2006 Incentive Stock Option Plan

On a vote by show of hands, the following resolution with respect to the Company’s 2006 Incentive Stock Option Plan was passed by a majority of shareholders present in person or represented by proxy at the Meeting:

1.

The Company’s amended incentive stock option plan, as tabled at the Meeting and substantially described in the management information circular of the Company dated August 16, 2012 (the “Amended Stock Option Plan”) and any unallocated options thereunder be and is hereby ratified, confirmed and approved and all unallocated options under the Amended Stock Option Plan be and are hereby approved.

2.	The Company be and is hereby authorized and directed to submit the Amended Stock Option Plan to shareholders of the Company for re-approval by no later than September 18, 2015.

3.

Any director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, whether under corporate seal of the Company or otherwise, such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document or the taking of any such act.

5.	Re-Approval and Amendment of Shareholder Rights Plan

On a vote by show of hands, the following resolution with respect to the Company’s Shareholder Rights Plan was passed by a majority of shareholders present in person or represented by proxy at the Meeting:

1.

The Shareholder Rights Plan of the Company be continued and the Amended & Restated Shareholder Rights Plan which reflects the amendments set out in Schedule “B” attached to the Company’s management information circular dated August 16, 2012 as approved by the board of directors of the Company, be and is hereby continued, confirmed and approved.

2.

Any director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, whether under corporate seal of the Company or otherwise, such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document or the taking of any such act.